Exhibit 99.4

PERDIGÃO S. A.

CNPJ/MF 01.838.723/0001-27

Public Company

MINUTES OF THE 35TH EXTRAORDINARY MEETING OF THE BOARD OF  DIRECTORS

DATE, PLACE AND TIME: October 30 2007 at 5:00 p.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM: All Board members. PRESIDING OFFICIALS: Nildemar Secches, Chairman, and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS ADOPTED: The members of the Board of Directors unanimously decided: 1.              To approve a primary public offering of common, nominative, book entry shares with no par value issued by the Company (“Offering”), pursuant to the terms and conditions described below: (a)                   Maximum Amount of the Offering: up to 20,000,000 (twenty million) common, nominative, book entry shares with no par value issued by the Company, which shall be distributed, free and clear of any encumbrance (“Shares”), representing 12.05% of the capital stock of the Company as of this date, in the non-organized over-the-counter market, to be realized in Brazil and, further, on a best efforts basis for placement of the Shares abroad, being in the United States of America in operations exempt from registration or not subject to registration with the Securities and Exchange Commission, pursuant to the U.S. Securities Act of 1933 (“Securities Act”), and, in the other countries, except Brazil and the United States of America, pursuant to Regulation S under the Securities Act; (b) Priority Offering: the current Brazilian shareholders of the Company shall have priority in the subscription of the shares offered in the Offering, in an amount equivalent to the percentage shareholding participation of the respective shareholder in the total common shares of the capital stock of the Company, pursuant to article 21 of CVM Instruction 400/03, the assignment of this right to other shareholders not being permitted; and, (c) Procedure for Collection of Investment Intentions: the issuance price of the Shares shall be determined following (i) the completion of reserve requests, and (ii) the conclusion of the collection of investment intentions from institutional investors (“Bookbuilding Procedure”), to be undertaken by the Lead Underwriter, pursuant to article 44 of CVM Instruction 400/03, and in accordance with the provisions under article 170, paragraph 1, subsection III of Law 6,404/76. 2. To approve, following approval of the general shareholders’ meeting of the amendment to the authorized capital limit, the increase in the capital stock of the Company, within the limit of authorized capital and with the exclusion of the preemptive right, according to the terms of article 172, subsection I, of Law 6,404/76, and article 9 of the Company’s  bylaws, through the issuance of the Shares in the quantity necessary for the Offering, the said shares to have identical characteristics to those shares already negotiated in the market, being entitled to the same rights that may be granted to other shares issued by the Company as from the settlement date of the Offering. 3. To approve the method of subscription of the Shares to be issued, to be paid up in cash, in Brazilian currency upon the act of subscription.

4. To authorize the Management of the Company to sign the contract for placement of Shares, the contract with respect to the placement of the Shares abroad on a best efforts basis, the contract for the stabilization of the price of the Shares, the loan contract and all and any other documents necessary for the completion of the Offering, as well as to practice all and any acts, including those in relation to the Brazilian Securities and Exchange Commission – CVM, the Bolsa de Valores de São Paulo S.A. – BVSP and the Brazilian Clearing and Depository Corporation, which may be necessary and convenient for the conclusion of the Offering. 5. To approve the execution by the Company of the share purchase agreement, under which the controlling shareholders of Eleva Alimentos S.A. (“Eleva”) have undertaken to sell to Perdigão 23,170,156 shares of Eleva at a price of R$ 25.8162443 per share, Perdigão will purchase the remaining 53.77% held by the controlling shareholders though an exchange of shares, and the controlling shareholders of Eleva will receive 15,463,349 shares of Perdigão. With the completion of these transactions, Perdigão will take control over Eleva, the latter becoming a wholly owned subsidiary of Perdigão. The acquisition of the control of Eleva shall be submitted for approval or ratification of the general shareholders’ meeting pursuant to article 256 of the Law 6,404/76. 6. To approve the proposal for incorporation of shares of Eleva to be submitted to a general shareholders’ meeting of the company in due course. 7. To approve, ad referendum of the general shareholders’ meeting, the retaining: (i) of Banco de Investimentos Credit Suisse. (Brasil) S.A. to prepare the economic report of the Company for determining the exchange ratio of the shares of Eleva for shares of the Company  and to determine the value of the increase in  capital of the Company resulting from the incorporation of shares; (ii) of KPMG Auditores Independentes to prepare the valuation report of the book value of the Company; and (iii) of PlanConsult Planejamento e Consultoria Ltda. to prepare the valuation report of the Company’s shareholders’ equity at market prices. CONCLUSION: These minutes having been drafted, read and approved, were signed by the members present. Nildemar Secches, Chairman; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva. I hereby certify that these minutes are an exact copy of the original minutes drafted in Book 2 of Minutes of Ordinary and Extraordinary Meetings of the Board of Directors of the Company to pages 19 and 20).

NEY ANTONIO FLORES SCHWARTZ

Secretary